ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

05011273

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

September 15, 2005

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

**Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9**

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS

1. Information which the Issuer has made or is required to make public since June, 2005 (date of most recent submission) pursuant to the laws of Canada:

a. Report of Voting Results under Section 11.3 of National Instrument 51-102	promptly following a meeting of securityholders at which a matter was submitted to a vote	Issuer
i. June 20, 2005		
b. news releases	immediately	Issuer
i. September 12, 2005		
ii. August 23, 2005		
iii. August 18, 2005		
iv. July 21, 2005		

dw 9/19

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	unaudited interim financial statements together with Management Discussion and Analysis and Certificates of Chief Executive Officer and Chief Financial Officer:	within 45 days from the day to which it is made up	Issuer
	i. June 30, 2005		
d.	Report of Issuer Bid under S.120 of the Quebec Securities Act	Within 10 days of making the bid	Issuer
	i. August 11, 2005		
	ii. August 15, 2005		

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. 1(a)(b)(c) above

3. Materials which the Issuer has distributed or is required to distribute to its security holders:

   a. item 1(c) above

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/bc
Enclosures

QUEBEC SECURITIES ACT

REPORT OF ISSUER BID UNDER S.120 OF THE ACT
(subsection 189.1.3 of the Regulation)

1. **Name and Address of the offerree issuer:**

BioMS Medical Corp.
6030 – 88th Street
Edmonton, AB T6E 6G4

2. **Name and address of the offeror:**

BioMS Medical Corp.
6030 – 88th Street
Edmonton, AB T6E 6G4

3. **What is the designation of the class(es) of securities that are subject to the bid?**

Class A common shares

4. **What is the date of the bid?**

August 15, 2005

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

1,000,000 Class A common shares

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

$2.55[(1)]

7. **What is the fee payable in respect of the bid?**

$850.00

Note:

(1) Closing price of $2.55 on The Toronto Stock Exchange on August 12, 2005.

Date: August 15, 2005

By: ______________________
Michael Kennedy, Corporate Secretary

QUEBEC SECURITIES ACT

REPORT OF ISSUER BID UNDER S.120 OF THE ACT
(subsection 189.1.3 of the Regulation)

1. **Name and Address of the offerree issuer:**

   BioMS Medical Corp.
   6030 – 88th Street
   Edmonton, AB T6E 6G4

2. **Name and address of the offeror:**

   BioMS Medical Corp.
   6030 – 88th Street
   Edmonton, AB T6E 6G4

3. **What is the designation of the class(es) of securities that are subject to the bid?**

   Class A common shares

4. **What is the date of the bid?**

   May 20, 2005

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   1,000,000 Class A common shares

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   $2.50[1]

7. **What is the fee payable in respect of the bid?**

   $850.00

   Note:

   (1) Closing price of $2.50 on The Toronto Stock Exchange on August 10, 2005.

Date: August 11, 2005

By: ______________________
Michael Kennedy, Corporate Secretary

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

REPORT OF VOTING RESULTS
UNDER SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

BioMS Medical Corp. (the "Company") reports that at its annual general meeting held on April 27, 2005, the following matters were approved by shareholders:

a. the number of directors was fixed at five (5);

b. the management nominees for director (Clifford Giese, Kevin Giese, Laine Woollard, John Wetherell and Kjell Stenberg) were all elected as directors;

c. Collins Barrow, Chartered Accountants, were appointed as auditors of the Company for the ensuing year;

d. the number of Class A common shares available for issuance under the Company's Stock Option Plan was increased to 8,000,000 Class A common shares; and

e. the exercise term of certain stock options held by insiders was increased by five years.

Dated at Vancouver, this 20th day of June, 2005.

BIOMS MEDICAL CORP.

Per:

"Michael Kennedy"
Michael Kennedy, Corporate Secretary

BIOMS MEDICAL™

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL ANNOUNCES LEAD INVESTIGATOR IN SWEDEN FOR MS TRIAL

Edmonton, Alberta, September 12, 2005 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), is pleased to announce Dr. Tomas Olsson as the lead investigator in Sweden for the Company's multi-national pivotal Phase II/III clinical trial of its lead drug, MBP8298, for the treatment of secondary progressive multiple sclerosis.

Dr. Olsson is Head of CNS research, Professor of Molecular Medicine, and Senior Staff Physician of Neurology at the Karolinska Hospital, Stockholm, Sweden.

"Dr. Olsson is one of the leading researchers of multiple sclerosis in the world. The Company is very fortunate to have his expertise and knowledge for our trial in Sweden," said Kevin Giese, President of BioMS Medical. "We anticipate that patient enrollment will commence very shortly in that country."

Dr. Olsson is a member of the Nobel assembly, as well as member of editorial boards for scientific journals in neurology and grants reviewing committees. He was Chairman for the Swedish expert committee for MS from 1997 - 2002 and is a member of the board of the Swedish MS society. Dr. Olsson is also a member of both the international MS societies and the international scientific board of the European committee for the treatment of MS. Dr. Olsson is co-founder of the European school of Neuroimmunology, and is a member of its board. Dr. Olsson has been the principal investigator in several phase I, II and III trials in MS.

BioMS Medical's pivotal Phase II/III trial, which is currently enrolling patients in Canada and the U.K. is a double-blind, placebo-controlled study involving up to 553 patients.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company anticipates initiating a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects, later this year. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information: please contact: Tony Hesby, Ryan Giese, Corporate Communications, BioMS Medical Corp., (780) 413-7152, (780) 408-3040 Fax, E-mail: rgiese@biomsmedical.com, Internet: www.biomsmedical.com; James Smith, Investor

Relations, Toronto, (416) 815-0700 ext. 229, (416) 815-0080 Fax, E-mail: jsmith@equicomgroup.com; Mr. Barry Mire, Investor Relations, Quebec and U.S., Phone: (514) 939-3989, E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL UPDATES UNIVERSITY OF ALBERTA EQUITY POSITION

EDMONTON, Aug. 23 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has received approval from the Swedish Medical Products Agency (MPA) for its pivotal Phase II/III clinical trial of MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive multiple sclerosis (SPMS).

"We are very pleased to expand this trial into Sweden. Sweden has a higher prevalence of MS, similar to that of the U.K., Canada and the northern U.S. and as a result, the country conducts leading edge research on the disease. This is an important opportunity for us to conduct our trial in another population where clinicians have extensive experience with MS and where there is a large unmet need for an effective treatment," said Kevin Giese, President of BioMS Medical. "We anticipate a lead investigator for Sweden will be announced shortly and that the first patients from Sweden will be enrolled into the trial in the coming months."

The trial, which is currently enrolling patients in Canada and the U.K. is a double-blind, placebo-controlled study involving up to 553 patients. Patients will be administered either MBP8298 or placebo intravenously every six months for a period of two years. While SPMS patients with any genetic profile will be included, the primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to confirmed worsening of disability as measured by the Expanded Disability Status Scale (EDSS) in the previously identified responder group, patients with immune response genes HLA-DR2 or HLA-DR4. Patients with these immune response genes account for up to 75% of the MS patient population.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company anticipates initiating a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects, later this year. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information: please contact: Tony Hesby, Ryan Giese, Corporate Communications, BioMS Medical Corp., (780) 413-7152, (780) 408-3040 Fax, E-mail: rgiese@biomsmedical.com, Internet: www.biomsmedical.com; James Smith, Investor

Relations, Toronto, (416) 815-0700 ext. 229, (416) 815-0080 Fax, E-mail: jsmith@equicomgroup.com; Mr. Barry Mire, Investor Relations, Quebec and U.S., Phone: (514) 939-3989, E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL COMMENCES U.K. PATIENT ENROLLMENT IN MULTIPLE SCLEROSIS TRIAL

~ Company Expands Pivotal Phase II/III MS trial into Europe ~

Edmonton, Alberta, July 21, 2005 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that the first patients in the United Kingdom have been enrolled in its pivotal Phase II/III clinical trial for MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive MS. Patient enrollment is now active across both Canada and the U.K.

"The successful expansion of our pivotal trial into Europe is an important milestone for BioMS. The European market represents a significant portion of MS patients globally with approximately 85,000 MS patients in the U.K. and 450,000 across Europe", said Mr. Kevin Giese, President of BioMS Medical. "The expansion of this trial into Europe is expected to continue with the addition of another jurisdiction in the near future."

The trial is expected to enroll up to 553 patients and will be a double-blind, placebo-controlled study. Patients will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS) in the previously identified responder group, patients with immune response genes HLA-DR2 or HLA-DR4. Patients with the immune response genes, HLA-DR2 or HLA-DR4, account for up to 75% of the MS patient population.

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery and imaging of genes in cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

BIOMS MEDICAL™

www.biomsmedical.com

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL'S PIVOTAL MS TRIAL RECEIVES POSITIVE SAFETY REVIEW FROM DATA SAFETY MONITORING BOARD

Edmonton, Alberta, August 18, 2005 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that the independent Data Safety Monitoring Board (DSMB) has reviewed data from the Company's pivotal phase II/III clinical trial of MBP8298 for the treatment of secondary progressive multiple sclerosis and recommended that the trial may continue.

"BioMS is confident that MBP8298 will continue to demonstrate a good safety profile," said Kevin Giese, President of BioMS Medical. "Through previous clinical work, MBP8298 has gathered more than 300 total patient years of treatment experience and more than 30 patients still receive follow-on treatment with this drug today, with the longest period of treatment currently at 12 years."

This was the first of several regularly scheduled reviews by the DSMB that will occur over the duration of the trial. The purpose of the DSMB is to provide objective, independent safety monitoring of the trial. The pivotal phase II/III study is now ongoing at trial sites across Canada and the U.K.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery and imaging of genes in cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2005

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Balance Sheet
June 30, 2005

	June 30, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash	**$ 31,416,390**	$ 12,385,258
Short-term investments	**14,467,658**	2,000,342
Amounts receivable	**186,911**	234,709
Prepaid expenses	**1,549,007**	438,229
	47,619,966	15,058,538
Investment (Note 3)	**200,000**	189,057
Licensing costs (Note 4)	**11,061,713**	11,797,583
Property and equipment (Note 5)	**184,246**	203,487
	$ 59,065,925	$ 27,248,665
LIABILITIES		
Accounts payable	**$ 328,416**	$ 1,138,999
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**97,099,559**	59,092,732
Contributed surplus (Note 6)	**806,124**	613,095
Deficit	**(39,168,174)**	(33,596,161)
	58,737,509	26,109,666
	$ 59,065,925	$ 27,248,665

Commitments (Note 11)

Approved on behalf of the Board

"Clifford D. Giese"	"Laine Woollard"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Operations
For the Six Months Ended June 30, 2005

	Cumulative From Inception to June 30, 2005	For the Three Months Ended		For the Six Months Ended	
		June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Revenue					
Interest income	**$ 2,724,175**	**$ 364,590**	$ 112,681	**$ 456,214**	$ 203,266
Expenses					
Research and development (Note 7)	**22,691,556**	**1,765,528**	995,454	**2,816,142**	4,364,265
General and administrative (Note 8)	**11,835,557**	**1,118,421**	883,939	**2,191,999**	1,663,774
Amortization of licensing costs	**6,603,574**	**367,936**	367,935	**735,871**	735,871
Amortization of property and equipment	**102,524**	**14,338**	8,677	**28,471**	17,119
	41,233,211	**3,266,223**	2,256,005	**5,772,483**	6,781,029
Net loss	**$ 38,509,036**	**$ 2,901,633**	$ 2,143,324	**$ 5,316,269**	$ 6,577,763
Loss per common share - basic (Note 9)		**$ 0.05**	$ 0.04	**$ 0.09**	$ 0.13

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Deficit
For the Six Months Ended June 30, 2005

	Cumulative From Inception to June 30, 2005	For the Six Months Ended June 30, 2005	For the Six Months Ended June 30, 2004
Balance, beginning of period	$ ---	$ 33,596,161	$ 20,791,317
Net loss	38,509,036	5,316,269	6,577,763
Excess of repurchase price of common shares over stated capital (Note 6)	659,138	255,744	79,428
Balance, end of period	$ 39,168,174	$ 39,168,174	$ 27,448,508

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2005

	Cumulative From Inception to June 30, 2005	For the Three Months Ended June 30, 2005	For the Three Months Ended June 30, 2004	For the Six Months Ended June 30, 2005	For the Six Months Ended June 30, 2004
Cash Provided by (Used in):					
Operating Activities					
Net loss	**$ (38,509,036)**	**$ (2,901,633)**	$ (2,143,324)	**$ (5,316,269)**	$ (6,577,763)
Items not involving cash:					
Stock-based compensation	**806,124**	**98,006**	20,195	**193,029**	20,195
Amortization of licensing costs	**6,603,574**	**367,936**	367,935	**735,871**	735,871
Amortization of property and equipment	**102,524**	**14,338**	8,677	**28,471**	17,119
Net change in non-cash working capital balances related to operations (Note 10)	**(1,421,659)**	**(1,222,348)**	(2,652,804)	**(1,873,563)**	(2,022,617)
	(32,418,473)	**(3,643,701)**	(4,399,321)	**(6,232,461)**	(7,827,195)
Investing Activities					
Investment funds advanced	**(200,000)**	**---**	(8,510)	**(10,943)**	(8,510)
Purchase of property and equipment	**(286,771)**	**(4,126)**	(4,734)	**(9,231)**	(8,638)
Licensing costs	**(6,467,434)**	**---**	---	**---**	---
Purchase of short-term investments	**(14,467,658)**	**(2,198,532)**	---	**(12,467,316)**	---
	(21,421,863)	**(2,202,658)**	(13,244)	**(12,487,490)**	(17,148)
Financing Activities					
Repurchase of share capital (Note 6)	**(1,168,343)**	**(518,532)**	(75,530)	**(554,112)**	(120,850)
Share issue costs	**(5,525,723)**	**(11,800)**	(66,339)	**(3,322,005)**	(1,042,440)
Proceeds from issuance of share capital (Note 6)	**91,950,792**	**8,700**	38,400	**41,627,200**	9,425,233
	85,256,726	**(521,632)**	(103,469)	**37,751,083**	8,261,943
Increase (decrease) *in cash*	**31,416,390**	**(6,367,991)**	(4,516,034)	**19,031,132**	417,600
Cash, beginning of period	**---**	**37,784,381**	23,882,268	**12,385,258**	18,948,634
Cash, end of period	**$ 31,416,390**	**$31,416,390**	$19,366,234	**$31,416,390**	$ 19,366,234
Cash consists of:					
Bank and trust accounts	**$ 437,880**	**$ 437,880**	$ 388,980	**$ 437,880**	$ 388,980
Interest bearing deposits and securities	**30,978,510**	**30,978,510**	18,977,254	**30,978,510**	18,977,254
	$ 31,416,390	**$31,416,390**	$19,366,234	**$31,416,390**	$ 19,366,234

1. **Nature of Business**

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage corporation. It has obtained exclusive world wide license to a new medical technology for the treatment of Multiple Sclerosis and to a new medical technology for mobilizing hematopoetic cells in humans.

2. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporation's annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year end audited financial statements of December 31, 2004.

3. **Investment**

The Corporation has a 30% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has an option to purchase up to a total of 50% interest. This option expires on December 31, 2005. The fair value of the investment at June 30, 2005 is not readily determinable.

4. **Licensing Costs**

	June 30, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 6,603,573**	**$ 11,061,713**	$ 11,797,583

5. **Property and Equipment**

	June 30, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Furniture and equipment	**$ 15,441**	**$ 3,396**	**$ 12,045**	$ 13,589
Computer equipment and software	**140,466**	**60,045**	**80,421**	85,585
Leasehold improvements	**130,863**	**39,083**	**91,780**	104,313
	$ 286,770	**$ 102,524**	**$ 184,246**	$ 203,487

6. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

	Common Shares Issued and Outstanding		Contributed Surplus
	Shares	Amount	
Balance, December 31, 1999		$	$
Common shares issued for cash	2,900,000	460,000	
Share issue costs		(76,610)	
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
Contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167

6. **Share Capital** (Continued)

	Common Shares Issued and Outstanding		Contributed
	Shares	Amount	Surplus
Balance, December 31, 2004	51,820,666	59,092,732	613,095
Private placement issued for cash	11,500,000	41,400,000	
Issued for cash on exercise of employee stock options	53,500	38,400	
Issued for cash on exercise of share purchase warrants	47,200	188,800	
Repurchase pursuant to normal course issuer bid	(197,000)	(298,368)	
Share issue costs		(3,322,005)	
Contributed surplus			193,029
Balance, June 30, 2005	63,224,366	$ 97,099,559	$ 806,124

Shares Issued

In relation to the short form prospectus offering dated March 14, 2005, 10,000,000 units of the Corporation were issued at a price of $3.60 per unit to raise gross proceeds of $36,000,000. The Corporation also used its over-allotment option and issued another 1,500,000 units at a price of $3.60 per unit to raise gross proceeds of $5,400,000. The total proceeds from this short form prospectus offering was $41,400,000 Each unit consisted of one Class A common share of the Corporation and one share purchase warrant entitling the holder to purchase one Class A common share at a price of $5.00 per share on or before March 23, 2009.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 class A common shares during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. The Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. On May 20, 2005, the Corporation received approval to increase their Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during this same period. The Corporation acquired 260,600 of its common shares at an average price of $2.91 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

6. **Share Capital** (Continued)

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At June 30, 2005, 8,000,000 common shares were reserved for stock options. On April 27, 2005, the expiry date on 1,082,000 options was extended an additional five years from July 23, 2006 to July 23, 2011 and from March 24, 2007 to March 24, 2012.

	June 30, 2005		June 30, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**4,040,500**	**$ 3.20**	2,911,500	$ 3.20
Granted	**1,007,500**	**3.30**	810,000	3.50
Exercised	**(53,500)**	**0.72**	(53,500)	0.72
Expired	**---**	**---**	(30,000)	5.75
Outstanding, end of period	**4,994,500**	**$ 3.38**	3,638,000	$ 3.28

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$2.50 to $2.97	1,082,000	$ 2.59	6.2	1,082,000	$ 2.59
$4.00 to $4.14	1,315,000	4.00	7.3	1,315,000	4.00
$3.08 to $3.50	2,507,500	3.35	9.1	2,469,100	3.32
$3.65	60,000	3.65	7.7	60,000	3.65
$5.75	30,000	5.75	1.4	30,000	5.75
	4,994,500	3.38	8.0	4,956,100	3.35

2,830,000 options are issued to directors and 2,164,500 options are issued to employees and consultants.

6. **Share Capital** (Continued)

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $98,006 has been recorded for the three months ended and $193,029 for the six months ended June 30, 2005 (2004 - $20,195 has been recorded for the three months ended and six months ended).

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the six months ended June 30, 2005 using the following weighted average assumptions:

	2005	2004
Dividend yield	**0.0**	0.0
Risk-free interest rate	**3.5%**	2.5%
Weighted average expected life of the options	**72 mos.**	120 mos.
Volatility	**0.22**	0.22

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its stock options.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure related to options granted prior to January 1, 2003 has been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%; expected dividend yield - 0%, is as follows:

	June 30, 2005	June 30, 2004
Loss for the period	**$ 5,316,269**	$ 6,577,763
Compensation expense	**285,025**	285,025
Pro forma loss for the year	**$ 5,601,294**	$ 6,862,788
Pro forma loss per share	**$ 0.09**	$ 0.14

6. **Share Capital** (Continued)

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2004		
Outstanding, beginning of year	1,815,000	$ 4.00
Issued during the year	1,422,248	4.00
Outstanding, end of year	3,237,248	
June 30, 2005		
Issued during the period	11,500,000	5.00
Exercised during the period	(47,200)	4.00
Outstanding, end of period	14,690,048	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to $4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005. The warrants have an estimated fair value of $290,575 and have been included as part of share capital.

The warrants issued under the prospectus dated March 14, 2005 have an exercise price of $5.00 per share. Each warrant entitles the holder to purchase one Class A common share on or before March 23, 2009. The warrants have an estimated fair value of $4,669,848 and have been included as part of share capital.

7. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding of 63,273,191 for the three months ended June 30, 2005 (2004 - 51,820,735) and 58,088,511 for the six months ended June 30, 2005 (2004 - 50,544,170).

The effect of potential exercise of options is anti-dilutive at June 30, 2005 and June 30, 2004 and is therefore not presented.

10. **Net Change in Non-Cash Working Capital Balances**

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Amounts receivable	**$ 32,983**	$ (34,716)	**$ 47,798**	$ (2,298)
Prepaid expenses	**(969,623)**	2,529	**(1,110,778)**	(103,213)
Accounts payable	**(285,708)**	(2,620,617)	**(810,583)**	(1,917,106)
	$ (1,222,348)	$ (2,652,804)	**$ (1,873,563)**	$ (2,022,617)

11. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has also entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

12. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash, short-term investments, amounts receivable, investment and accounts payable. As at June 30, 2005 and December 31, 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values.

13. **Related Party Transactions**

The Corporation paid management and administration amounts of $162,500 for the three months ended June 30, 2005 and $325,000 for the six months ended June 30, 2005 (2004 - $162,500 for the three months ended and $325,000 for the six months ended) and office rent in the amount of $30,000 for the three months ended June 30, 2005 and $60,000 for the six months ended June 30, 2005 (2004 - $22,950 for the three months ended and $45,900 for the six months ended) to companies controlled by directors of the Corporation.

Director's fees have been paid in the amount of $54,320 for the three months ended June 30, 2005 and $72,499 for the six months ended June 30, 2005 (2004 - $22,473 for the three months ended and $52,795 for the six months ended).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

15. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Six Months Ended June 30, 2005

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. as of August 8, 2005 should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750, involving a method for potentially mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

The Corporation continued to enlist clinical trial sites and enroll patients in its pivotal Phase II/III clinical trial for MBP8298 in Canada.

During the quarter the Corporation announced the appointment of Dr. Carolyn Young a Consultant Neurologist at the Walton Centre for Neurology and Neurosurgery in Liverpool England as the lead investigator in the United Kingdom for the Corporation's pivotal Phase II/III clinical trial of its lead drug MBP8298.

Subsequent to the quarter the Corporation announced that the first patients had been enrolled in the United Kingdom in its pivotal Phase II/III clinical trial for MBP8298.

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended June 30, 2005 was $2.9 million or $0.05 per share compared with a consolidated net loss of $2.1 million or $0.04 per share for the three months ended June 30, 2004.. For the six months ended June 30, 2005, the consolidated net loss was $5.3 million or $0.09 per share compared to $6.6 million or $0.13 per share for the corresponding period in 2004.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $0.4 million for the three month period ended June 30, 2005, as compared to $0.1 million for the three month period ended June 30, 2004. For the six month period ended June 30, 2005, interest revenue was $0.5 million compared to $0.2 million for the same period in 2004. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the three months ended June 30, 2005 were $3.3 million as compared with $2.3 million for the same period in 2004. In the quarter expenses related to the Corporation's direct research and development efforts accounted for $1.8 million or 54% of all expenses as compared with $1.0 million or 44% in the same quarter in 2004. For the six months ended June 30, 2005, consolidated expenses were $5.8 million, compared to $6.8 million for the same period in 2004.

Research and development

Research and development expenditures for the three months ended June 30, 2005 totaled $1.8 million as compared with $1.0 million for the same period in 2004. Research and development expenditures for the six months ended June 30, 2005 totaled $2.8 million compared with $4.4 million in 2004.

General and administration

General and administration expenditures increased to $1.1 million for the three months ended June 30, 2005 as compared to $0.9 million in the three months ended June 30, 2004. General and administrative costs represented approximately 34% of total gross expenses for the Company in the quarter in 2005 compared with approximately 39% in the corresponding quarter in 2004. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation.

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005
Revenue	173,220	195,460	90,585	112,681	98,950	86,354	91,624	364,590
Research and development	801,035	1,713,430	3,368,811	995,454	1,065,846	1,852,438	1,050,614	1,765,528
General and administrative	635,691	851,900	779,835	883,939	1,056,190	1,377,896	1,073,578	1,118,421
Amortization of licensing costs	367,936	368,816	367,936	367,935	367,936	367,935	367,935	367,936
Amortization of property and equipment	2,812	8,131	8,442	8,677	12,701	13,833	14,133	14,338
Net Loss	1,634,254	2,746,817	4,434,439	2,143,324	2,403,723	3,525,748	2,414,636	2,901,633
Loss per common share - basic	(0.03)	(0.06)	(0.09)	(0.04)	(0.05)	(0.07)	(0.05)	(0.05)

The quarterly results of the Corporation have fluctuated primarily as a result of the various projects being conducted.

Liquidity and Solvency

As at June 30, 2005 cash and short-term investments totaled $45,884,048 as compared to $14,385,600 at December 31, 2004.

At June 30, 2005, the Corporation had working capital of $47 million as compared to $14 million at December 31, 2004. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the quarter the Corporation repurchased by way of a Normal Course Issuer Bid 185,900 shares of the company at a cost of $518,532.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $3.6 million cash in operating activities for the three months ended June 30, 2005 as compared to $4.4 million in the three months ended June 30, 2004.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the Phase II/III clinical trials in Canada and the United Kingdom for MBP8298 for the next 3 years and the Phase I clinical trial for HYC750 in Canada. BioMS will need to approach the equity markets for additional funding to complete the trials. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III pivotal clinical trial for its multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. The clinical trial requires the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this interim report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this interim report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this interim report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

"Kevin Giese"
Signed
President and Chief Executive Officer

"Don Kimak"
Signed
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings

I, KEVIN GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending June 30, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

"Kevin Giese"
Signed

Name: Kevin Giese
Title President and Chief Executive Officer

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

Form 52-109FT2 – Certification of Interim Filings

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

"Don Kimak"
Signed

Name: Don Kimak
Title Chief Financial Officer